As filed with the Securities and Exchange Commission on October 31, 2007

Registration No. 333-145387

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

(Amendment No. 1)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Interlink Electronics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5045	77-0056625
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Interlink Electronics, Inc.

546 Flynn Road

Camarillo, California 93012

(805) 484-8855

(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)

E. Michael Thoben, III

Chief Executive Officer

Interlink Electronics, Inc.

546 Flynn Road

Camarillo, California 93012

(805) 484-8855

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

John Halle, Esq.

Stoel Rives, LLP

900 S.W. Fifth Avenue

Suite 2600

Portland, Oregon 97204

(503) 224-3380

(503) 220-2480 Facsimile

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, dated October 31, 2007

PROSPECTUS

6,113,744 Shares of Common Stock

This prospectus relates to the sale or other disposition by the selling securityholders named herein or their transferees of up to 6,113,744 shares of the Common Stock of Interlink Electronics, Inc., a Delaware corporation, issuable upon conversion of Interlink 8% Convertible Notes and upon exercise of certain warrants issued, in each case to the selling securityholders in a private placement. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” below.

As of April 10, 2006, our Common Stock trades through the Over The Counter (“OTC”) market trading system under the symbol “LINK.PK.” Prior to April 10, 2006, our Common Stock traded on the NASDAQ National Market under the symbol “LINK.” The closing price of our Common Stock on October 26, 2007 was $1.85.

Interlink will not receive any proceeds from the sale or other disposition of the shares covered hereby. Interlink will, however, receive proceeds from any cash exercise of warrants by the selling securityholders. Interlink has agreed to pay all of the costs of this offering, excluding commissions and discounts regarding the sale or other disposition of the shares covered hereby.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

Investing in the Common Stock of Interlink Electronics, Inc. involves significant risks. See “ Risk Factors” beginning on page 6.

The information in this prospectus is not complete and may be changed. These securities may not be sold or otherwise transferred until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007

PROSPECTUS SUMMARY

This summary provides a brief overview of key aspects of the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. As used in this prospectus, the terms “we,” “our,” “us” or “Interlink” refer to Interlink Electronics, Inc. and its subsidiaries, taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.

The Company

We are a global leader in the design, development and manufacture of human interface products and technologies. We recently sold our OEM Remotes and Branded Products business. Our products now consist of electronic signature and E-notarization products, which we refer to as our E-transactions business, and consumer electronics interface solutions, which we refer to as our Specialty Components business.

Our signature and pen input pads record and bind signatures to contracts or other legally significant documents and also record various identity-defining factors, such as signature biometrics and fingerprints. Our Specialty Components technologies, such as MicroNav™, support full mouse functionality and file navigation using miniaturized sensors and supporting systems that consume relatively little power, thereby making them particularly attractive to manufacturers of handheld devices. Our products benefit from a diverse technology portfolio based on trade secrets, patented inventions and proprietary software. These technologies include our force sensing resistor (FSR) technology, wireless communication technologies and unique or patented product design features. Alone and in collaboration with our industry partners, we have developed numerous technologies that support our product applications.

We serve a global customer base from our corporate headquarters in Camarillo, California, where we also manufacture all of the components incorporating our FSR technology. We have a sales office in Tokyo and production logistics centers and subsidiaries in Hong Kong and Schenzen, China.

Competitive Strengths

We believe that our ability to compete in our target markets is based on the following competitive strengths:

•

Proprietary and Patented Intuitive Interface Technologies: Our strong technology portfolio, including our proprietary and patented technologies and trade secrets, has enabled us to position ourselves as the solution of choice for demanding applications in our markets.

•

Technology Leadership for Intuitive Interface Designs: Our suite of proprietary interface technologies and design patents enables users to address complex requirements in an efficient and cost-effective manner. We have developed a wide range of technologies including software, wireless protocols and advanced packaging that enable us to deliver additional value to our customers.

•

Strong Strategic Relationships with Industry Leading OEMs: We have established a strong customer base with leading OEMs and work with a wide range of partners including customers, suppliers, software and hardware developers and integrators that enable us to offer a wide range of applications.

•	Proven Supplier to First-Tier Global Companies: We have several years of experience as a supplier of electronic products and solutions to many of the world’s most knowledgeable and demanding OEMs.

Our Strategy

Our overall objective is to be the leading provider of advanced intuitive interface devices to business and consumer markets by implementing the following key strategies:

•

Leverage our momentum in the E-transactions market. We have evolved from a simple signature pad provider to a complete solutions provider offering a signature software platform, a broad set of signature capture options and professional services to address the unique needs of the E-transactions market. Our technologies, solutions, and approach have enabled us to secure the largest implementations in the industries in which we focus including banking, insurance, auto finance, brokerage, and healthcare.

•

Use our core sensor technology and innovative new applications to support integrated micro-input devices such as our MicroNav family of products. The advent and increasing complexity of a wide range of miniaturized consumer electronics products have greatly increased demand for small, low-power-consuming input devices that can provide full mouse functionality, including cursor control. Our patented MicroNav technologies are well suited for these applications and we have invested considerable effort in the development of this technology and its markets. We are developing a broad range of applications for our MicroNav products targeted at the tasks that today’s complex handheld devices accomplish.

•

Identify fundamental changes in consumer or business practices resulting from technological change and develop technologies and products that facilitate this change. We remain alert to technological changes that alter the basic processes that businesses and consumers rely upon. We are working aggressively to identify new technologies as they develop and to design products and solutions appropriate to these technologies. We believe that by applying a disciplined approach to the identification and selection of our target markets and technologies, we can achieve a leading position in those markets based on our strong intellectual property position and market relationships.

•

Maintain and develop new strategic relationships with software developers and other integrator that address our target markets in order to deliver turnkey solutions. We work with software and hardware developers, integrators and other companies to provide turnkey solutions that address our customers’ evolving requirements. We believe that, by coupling our proprietary technologies with our partners’ expertise, we can deliver solutions that uniquely address our customers’ requirements.

•

Leverage and extend our strong intellectual property position. We have significant expertise in the design and manufacture of intuitive interface technologies and products. We intend to continue to broaden our intellectual property position through internal development to enhance the competitiveness and size of our current businesses and diversify into markets and technologies that complement our current product portfolio.

•

Opportunistically acquire and divest technologies and businesses that deepen our penetration into our target markets. We may evaluate acquisition and divestiture opportunities that we believe will, among other things, increase our market share in our target markets, improve our portfolio of intellectual property or strengthen our customer base.

Corporate Information

We were incorporated in California in February 1985. In July 1996, we reincorporated in Delaware. Our principal executive office is located at 546 Flynn Road, Camarillo, California 93012 and our telephone number is (805) 484-8855. Our website address is http://www.interlinkelectronics.com. None of the information on our website is part of this prospectus.

OFFERING SUMMARY

Common Stock Covered Hereby:	6,113,744 shares.(1)

Total Dollar Value of Common Stock

Covered Hereby:	$7,336,492.80.(2)

Common Stock Outstanding as of

October 26, 2007:	13,749,310 shares.

Common Stock Outstanding Assuming the Conversion or Exercise of all Convertible Notes and Warrants Described Below:	19,701,685 shares.(3)

Convertible Note and Warrant Placement:

The shares of Common Stock covered hereby are issuable to the selling securityholders upon the conversion of principal and accrued and unpaid interest on convertible notes and/or the exercise of warrants that we issued in the convertible note and warrant placement discussed below under “Recent Events.” The shares registered pursuant to the registration statement by the selling securityholders of which this prospectus is a part, may be sold or disposed of from time to time.

Use of Proceeds:	We will not receive any of the proceeds from the sale or other disposition of the shares covered hereby. We will receive proceeds from the cash exercise of the warrants if they are exercised.

Trading Symbol:	“LINK.PK”

(1)	Represents the sum of (i) shares of Common Stock underlying the 8% Convertible Notes (the “Notes”) held by selling securityholders, issuable upon conversion of the principal amount of, and accrued and unpaid cash interest on, the Notes and (ii) shares of Common Stock underlying the warrants held by selling securityholders, issuable upon exercise of the warrants. The number of shares issuable upon conversion of the principal amount of the Notes was calculated by dividing the principal amount of each Note by the conversion price of $1.26, for a total of 3,968,250 shares. The number of shares issuable upon conversion of accrued and unpaid cash interest on the Notes was calculated by multiplying the principal amount of each Note by the fixed rate of 8% per annum for one 6-month interest period, and dividing the result by the conversion price of $1.26, for a total of 161,369 shares. For more information concerning the convertible note and warrant placement, see “Recent Events” below.

(2)	Based on the market price (high) per share of Interlink Common Stock on July 20, 2007, the date the Convertible Note and Warrant Placement closed.

(3)	Represents the sum of shares of Common Stock outstanding as of October 26, 2007 plus the number of shares issuable upon conversion of the principal amount of the notes and exercise of the warrants. This calculation of shares outstanding does not include shares of Common Stock issuable upon the conversion of accrued and unpaid cash interest on the Notes because it is not possible to predict with certainty the timing of any conversion and the related amount of accrued and unpaid interest, if any, on the Notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents selected historical and unaudited pro forma consolidated financial data and should be read in conjunction with our consolidated financial statements, the accompanying notes to such financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated by reference in this prospectus, and “Unaudited Pro Forma Consolidated Financial Data,” which is included elsewhere in this prospectus.

The summary historical consolidated statement of operations data and consolidated balance sheet data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary balance sheet data at June 30, 2006 and 2007 and the summary statement of operations data for the six months ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statement for the six-month periods then ended, which statements are incorporated by reference into this prospectus and which, in the opinion of our management, contain all adjustments, including normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

The unaudited pro forma consolidated statement of operations information for the year ended December 31, 2006 and the six months ended June 30, 2007 and unaudited pro forma consolidated balance sheet information as of June 30, 2007 is derived from such statements included in “Unaudited Pro Forma Consolidated Financial Data” below. Our unaudited pro forma condensed consolidated financial data has been prepared by applying pro forma adjustments to our historical financial statements that give effect to the sale of our OEM Remotes and Branded Business segments as if the sale had occurred on January 1, 2006.

	Year Ended December 31,					Pro Forma Year Ended December 31, (Unaudited)
	2002	2003	2004	2005	2006	2006
Consolidated Statements of Operations Data:
Revenue	$25,042	$31,042	$35,406	$38,239	$36,238	$15,585
Cost of Revenues	16,959	19,676	24,811	30,181	25,966	9,747
Gross Profit	8,083	11,366	10,595	8,058	10,272	5,838
Operating expenses	10,793	11,590	14,396	16,319	22,169	17,402
Operating loss	(2,710)	(224)	(3,801)	(8,261)	(11,897)	(11,564)
Other income (expense)	(87)	4	32	67	267	267
Loss from continued operations, net of tax	(4,098)	(248)	(3,769)	(8,305)	(11,756)	(11,421)
Loss from discontinued operations	—	—	—	—	—	(335)
Net loss	(4,096)	(248)	(3,769)	(8,305)	(11,756)	(11,756)
Loss per share from discontinued operations, net of tax-basic and diluted	—	—	—	—	—	(0.02)
Loss per share-basic and diluted	$(0.42)	$(0.02)	$(0.31)	$(0.61)	$(0.85)	$(0.85)

	Six Months Ended June 30, (Unaudited)		Pro Forma Six Months Ended June 30, (Unaudited)
	2006	2007	2007
Consolidated Statements of Operations Data:
Revenue	$17,048	$16,891	$8,005
Cost of Revenues	11,402	11,655	4,887
Gross Profit	5,646	5,236	3,118
Operating expenses	11,986	9,862	7,540
Operating loss	(6,340)	(4,626)	(4,422)
Other income (expense)	195	(20)	(20)
Loss from continued operations, net of tax	(6,224)	(4,698)	(4,494)
Income (loss) from discontinued operations	—	—	(204)
Net loss	(6,224)	(4,698)	(4,698)
Loss per share from discontinued operations, net of tax-basic and diluted	—	—	(0.01)
Loss per share-basic and diluted	$(0.45)	$(0.34)	$(0.34)

	December 31,					June 30, (Unaudited)		Pro Forma June 30, (Unaudited)
	2002	2003	2004	2005	2006	2006	2007	2007
Consolidated Balance Sheet Data:
Cash and short term investments, available for sale	$7,906	$6,061	$19,067	$13,938	$2,944	$3,102	$1,983	$1,983
Working capital	16,414	18,873	30,455	22,952	14,753	18,674	11,864	11,864
Current assets held for sale	—	—	—	—	—	—	—	5,317
Total assets	21,766	25,582	39,948	33,171	24,355	27,326	20,350	20,350
Current portion of long-term debt	933	706	491	154	152	165	73	73
Long-term debt (net)	1,401	1,010	405	154	—	81	—	—
Total liabilities	5,466	6,212	7,452	8,745	7,491	7,145	6,453	6,453
Stockholders’ equity	$16,300	$19,370	$32,091	$24,272	$16,864	$20,181	$13,897	$13,897

RISK FACTORS

This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus, including our financial statements and the notes to those statements, before you purchase any securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively affect our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

We have incurred net losses and negative cash flow from operations for the past fourteen fiscal quarters and expect to experience future quarterly losses. Continued losses and negative cash flow would reduce our internal resources, limit our growth options, require additional cash infusions and could ultimately place our continued viability in question.

We have incurred losses and negative cash flow from operations in each of the previous three fiscal years and for the first two quarters of fiscal 2007. These losses resulted from various factors, including declining gross profit margins in our recently divested OEM Remotes business segment, increases in operating costs, inventory reserve adjustments, increased compliance and regulatory costs, and internal investigation costs, many of which will continue to affect future results.

As part of an overall strategy to deemphasize our declining margin businesses and focus our efforts on higher margin emerging markets, we sold our OEM Remotes and Branded Products business segments in August of 2007. While the higher margins in our retained businesses are anticipated to result in positive cash flow by the end of fiscal 2008, we support a constant level of fixed general and administrative expenses with a revenue base that has been reduced by half, which is likely to result in continued net losses and may affect our ability to generate positive cash flow. We also expect that the cash generated by the sale of these business units, combined with the proceeds of the convertible notes and warrants offered in July of 2007, will result in the elimination of the going concern qualification included by our accountants in our 2006 financial statements. However this conclusion by our accountants depends on their analysis of a number of factors and we cannot assure that doubt about the viability of our business will not continue to exist.

Despite our projections and best efforts, we cannot assure you that we will achieve or sustain profitability or positive cash flow. If we do not achieve profitability and positive cash flow, our financial resources will be adversely affected and we may be forced to curtail or discontinue certain operations, which could result in the allocation of fixed costs over an even smaller revenue base or affect our future competitiveness. If we were to require additional financing, such financing could prove dilutive to the interests of existing investors, or we may be required to divest additional business assets.

Our President and Chief Executive Officer has announced his retirement effective in January 2008. Our ability to execute our business strategy could be impaired if we are unable to find and retain a new President and Chief Executive Officer with comparable skills in a timely manner. The loss of the services of other key personnel, or if we are unable to recruit other qualified managers and key personnel in the future, may also impair our ability to operate effectively.

E. Michael Thoben, III, our President and Chief Executive Officer, will retire in January 2008. Mr. Thoben has been with Interlink for the past seventeen years and has substantial experience with our business and technology. Our Board of Directors is conducting a search for a replacement, but has not yet identified or interviewed specific candidates. We cannot assure you that we will find a suitable replacement prior to Mr. Thoben’s retirement. If we are unable to find a replacement for Mr. Thoben with the combination of skills and industry experience necessary to execute our business plan and manage the Company, our business may suffer. We also may incur significant costs in identifying, hiring, training and retaining his replacement.

Our success also will depend, in part, on our ability to attract and retain additional qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally. The loss of other key employees during this transition period would be particularly difficult and could cause significant delays in the implementation of our business plan and an adverse effect on our operations.

Business divestitures, acquisitions and partnering arrangements may disrupt our business, dilute stockholder value and distract management’s attention.

We recently completed the sale of our OEM Remotes and Branded Products business segments. As part of our business strategy to focus on higher margin emerging markets, we may consider additional divestitures or acquisitions or discontinue other aspects of our business. Such strategic decisions involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of separating or combining the operations, products and personnel of the divested or acquired business;

•	difficulties in maintaining customer relationships and managing the strategic position of products and technologies;

•	diversion of management’s attention;

•	inability to maintain uniform standards, controls, policies and procedures;

•	accounting results that are unrelated to the performance of either business;

•	amortization of fixed costs over a smaller revenue base;

•	goodwill and other intangible assets that are subject to potential impairments in the future;

•	dilution of the ownership of existing shareholders, to the extent that acquisitions are financed with convertible debt or stock; and

•	other changes that consume resources and management’s attention.

We may fail to replace divested operations with new business segments that contribute to our financial health and strategic objectives. If we fail to properly evaluate and execute acquisitions, investments or divestitures, we may not achieve the anticipated additional benefit to our business and we may incur costs in excess of what we anticipate, which could damage the viability of our ongoing operations.

We are a public company and are therefore required to incur costs and to disclose information that private companies are not required to incur or disclose.

As a public company, we are required to comply with complex and costly accounting and disclosure requirements that do not apply to foreign companies that are not public in the United States, private companies or to subsidiaries or divisions of very large companies for whom the results of the subsidiary or division are not material. The costs that we are required to incur have recently increased dramatically, especially in connection with our reporting obligations under Section 404 of the Sarbanes-Oxley Act of 2002, and these expenses may continue to be incurred at historically unprecedented levels for the foreseeable future. These costs impact our profitability and therefore constitute a competitive disadvantage vis-à-vis much of our competition, especially in light of the recent divestiture of two of our four business segments. These requirements also can prevent our management from focusing on other areas of our business. In addition, our public status requires us to disclose publicly information that can afford a competitor a competitive advantage. If we are unable to maintain costs associated with our public company status within reasonable parameters, or if we are required to disclose information that our competitors can use to compete with us, our ability to remain competitive in our markets could be adversely affected.

A limited number of investors own a majority of our stock and, working together, could control us.

The selling securityholders, which consist of institutions managed by a small number of fund managers, own, collectively, a majority of our stock. To our best knowledge, neither the selling securityholders nor their fund managers have any agreement or understanding under which they have agreed to act together with respect to the voting of our stock. However, they have expressed common views with respect to various matters relating to our management and governance and these views have influenced related decisions of our Board of Directors. If they were to act together as a group, these fund managers would have the ability to control various aspects of our business and governance, including the replacement of our Board of Directors. Accordingly, other investors may not have the practical ability to oppose management and/or governance decisions that have the support of the selling securityholders.

We are emphasizing new markets and if we fail to accurately predict the growth of these new markets, we may suffer reduced earnings.

Historically, the largest contributor to our consolidated sales was our OEM Remotes business segment. In late 2005, we deemphasized and reorganized segments of this business, and in August 2007 we sold this business, together with our Branded Products business. During this time, we have devoted significant resources to the development of products and the support of marketing and sales efforts in new markets, such as the MicroNav™ family of file navigation products in our Specialty Components business, and the biometric input pads in our E-transactions business. As we transition to becoming a Company with two, rather than four, business units and focus on our remaining businesses, we expect to continue to identify and develop products for new markets. These markets change rapidly and may not all be successful. We cannot assure you that they will grow or that we will be able to accurately forecast market demand in time to respond appropriately. Our investment of resources in these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to accurately predict successful new products and markets and the growth and demand in new markets may cause us to suffer substantial losses or reduced earnings.

Failure to increase market awareness and acceptance of E-transactions and our E-transaction products may cause our revenues in this market to fall short of our expectations.

We are focusing considerable resources on developing our E-transactions market. The prospects for growth of our E-transactions business depend in part on the acceptance by our target markets of electronic signatures as a replacement for traditional pen and ink signatures. The market for E-transactions is new and emerging and we cannot be certain that it will continue to develop or grow or that businesses will elect to adopt our products rather than competitive products or to continue to rely on traditional pen and ink signatures. Businesses that have invested substantial resources in traditional infrastructures may be reluctant to adopt an electronic approach to replace their existing systems. Concerns about privacy and fraud may cause businesses not to adopt E-transactions or our E-transaction products. We expect that we will need to continue to pursue intensive marketing and sales efforts to educate prospective customers about the benefits of E-transactions and our E-transaction products. If market awareness and acceptance of E-transactions do not occur, our revenues and profitability in this market will fall short of our expectations.

Managing our changing markets successfully will require us to plan and manage our infrastructure efficiently.

The ability to adapt our business to rapidly evolving markets and to take advantage of strategic opportunities requires an effective planning and management process. We expect that responding to changes in our business will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage change effectively will require us to manage and reallocate human and other resources to support new undertakings and to structure our operations effectively and reliably. If we are unable to respond nimbly to rapidly changing markets and opportunities, we will lose any competitive advantages we may enjoy and our business could be impaired.

If we are unable to keep pace with rapid technological developments, we may not be able to compete effectively.

Technology in our target markets is undergoing rapid change. In order to maintain our position in our existing markets and succeed in new markets, we will have to develop and support innovative technologies. Doing so will require, among other things, that we accomplish the following:

•	accurately predict customer needs and develop, in a timely manner, the technology required to support those needs;

•	provide products that are not only technologically sophisticated and well supported but are also available at a price within market tolerances and competitive with comparable products;

•	establish and effectively defend our ownership of the intellectual property supporting our products; and

•	enter into relationships with other companies that have developed complementary technology on which our products also depend.

We cannot assure you that we will be able to achieve any of these objectives.

If our products do not support evolving industry standards, they may not achieve or maintain market acceptance and our revenues may decline.

Our E-transactions business customers expect our products to enable them to comply with applicable requirements relating to electronic signatures, such as the Electronic Signatures in Global Commerce Act and procedures adopted by the National Notary Association. If our E-transactions products do not support these requirements, they will not be competitive and will not be adopted by the market.

We rely on others for aspects of our technology development.

Our in-house research and development expertise is focused on our sensor and communication technologies. We do not have broadly based expertise in software development, chip design or other critical technological aspects of a complete product. We rely on other companies with whom we may contract or enter into joint development agreements to provide these aspects of our product technologies. We cannot assure you that we will be able to contract or otherwise arrange for these services in the future or on a consistent basis. We also cannot assure you that a developer with whom we contract for technology will not use or permit others to use similar technology in competition with us.

Performance, reliability or quality problems with our products may cause our customers to reduce or cancel orders which would harm our operating results.

We regularly introduce new products with new technologies or manufacturing processes. Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the product. Detection of such errors could result in delays in shipping and sales during the period required to correct such errors. Defects may also result in product returns, loss of sales and cancelled orders, delays in market acceptance, injury to our reputation, injury to customer relationships and increased warranty costs, which could have an adverse effect on our business, operating results and financial condition.

If we are not able to protect our intellectual property or if we infringe on the intellectual property of others, our business and operating results could be adversely affected.

We consider our intellectual property to be a key element of our ability to compete in our chosen markets. We rely on a combination of patents, trade secrets and proprietary software to establish and protect our intellectual property rights. We cannot assure you that patents will be issued from any of our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. We also cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, regardless of the final outcome of the litigation.

We are not currently engaged in any patent infringement suits but we have been threatened with one such suit in recent years. Despite our efforts to maintain and safeguard our proprietary rights, we cannot assure you that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing on them, we could be forced to incur substantial litigation expenses, and if we were found to have infringed a third-party patent, we could be required to pay substantial damages, pay royalties in the future or be enjoined from infringing in the future.

Sales of simple signature capture devices are growing rapidly and the manufacturers of these devices could broaden their product range to include products that compete with our ePad.

Simple signature capture devices, distinct from our more sophisticated ePad products, have recently become a common sight at retail checkout counters and a number of companies manufacture and sell these devices. While our ePad product is targeted at a more advanced market, signature capture device manufacturers could elect to expand their existing product lines in an effort to compete in our markets. Such competition could reduce margins or otherwise adversely affect our prospects in our E-transactions market.

Our markets are intensely competitive and many of our potential competitors have resources that we lack.

Our markets are competitive and we expect competition in our newer markets to increase. Our competitors include companies with similar products or technologies and companies that sell complementary products to our target markets. Our competitors and potential competitors may have established business relationships that afford them a competitive advantage or may create technologies that are superior to ours or that set a new industry standard that will define the successful product for that market. If any of our competitors establish a close working relationship with our customers, they may obtain advance knowledge of our customers’ technology choices or may be afforded an opportunity to work in partnership to develop compatible technologies and may therefore achieve a competitive advantage. We may be unable to compete successfully against current and future competitors.

We are facing litigation based on our restatements of historical financial statements, which may have a material adverse impact on our cash reserves and may impair our ability to achieve our business objectives.

Certain former Interlink stockholders have filed a class action lawsuit claiming damages under various federal securities laws based on our restatement of historical financial statements. Other stockholders have brought a derivative action against our Chief Executive Officer and our former Chief Financial Officer that alleges, among other things, securities-related violations of the California Corporations Code. These actions will require a vigorous defense and could result in a settlement or adverse award that is not covered by insurance or that exceeds applicable insurance limits. The time and expense required to defend these claims may also affect our ability to pursue our business strategy. There is also no assurance that additional lawsuits will not be filed or that the ultimate resolution of these matters will not result in a material adverse effect on our financial condition or results of operations.

We identified material weaknesses in our internal control over financial reporting in prior fiscal periods and have been required to restate our historical financial statements.

In our Annual Reports for the years ended December 31, 2005 and 2006, we reported material weaknesses in our internal control over financial reporting. As a result of these material weaknesses, we were required to restate our historical financial statements for the fiscal years 2001 through 2004, as well as for the first and second quarters of fiscal 2005. We have taken significant measures to improve our financial reporting process and as of June 30, 2007, we believe no material weaknesses remained to be remediated. These measures are more fully described in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 under the caption “Item 4—Controls and Procedures.”

Despite our substantial efforts to ensure the integrity of our financial reporting process, we cannot guarantee that we will not identify additional weaknesses as we continue to work with the new systems that we have implemented over the past year and a half. Any continuing material weaknesses in our internal control over financial reporting could result in errors in our financial statements. Such errors could cause our internal planning and assessment of our business to be based on false information and could cause our published financial statements to fail to fairly present our financial condition and results of operations, which could erode market confidence in our company, cause the price of our stock to be based on false or misleading information and result in litigation based on such false or misleading information.

We rely on third parties for the materials that we use to manufacture our products and a shortage of supply could adversely affect our revenues, operating results and customer relationships.

We rely on third-party suppliers for the raw material components of our products. We cannot assure you that our suppliers will be able to maintain an adequate supply of these raw materials to enable us to fulfill all of our customers’ orders on a timely basis. A failure to obtain an adequate supply of the materials for our products could increase our costs of goods sold, cause us to fail to meet delivery commitments and cause our customers to purchase from our competitors, which could adversely affect our operating results and customer relationships. In some situations, we rely on a single supplier for raw material components of our products. Any disruption in these supplier relationships could prevent us from maintaining an adequate supply of materials and could adversely affect our results of operation and financial position.

Disruptions in our manufacturing facilities or arrangements could cause our revenues and operating results to decline.

We currently manufacture all of our FSR sensors at our Camarillo, California facility. This facility is vulnerable to damage from earthquakes, floods, fires, power loss and similar events. It could also be subject to break-ins, sabotage and intentional acts of vandalism. Our insurance may not cover such events and, if the event is covered, our insurance may not be sufficient to compensate us for any losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problem at our manufacturing facility could result in delayed shipment of products, missed delivery deadlines and harm to our reputation, which may cause our revenues and operating results to decline.

All of our non-FSR product manufacturing is currently done by third parties in China that are identified and managed through our Hong Kong and China subsidiaries. We rely on our subsidiaries to select and contract with contract manufacturers with suitable manufacturing facilities and appropriately trained employees. An interruption in our current manufacturing arrangements could adversely affect our revenues, operating results and customer relationships.

International sales and manufacturing risks could adversely affect our operating results.

Our revenue from international sales accounted for approximately 45%, 55% and 60% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively. This proportion of international to domestic sales has not changed significantly after the divestiture of our OEM Remotes and Branded Products business segments. We believe that international sales will represent a substantial portion of our sales for the foreseeable future. Our manufacturing is currently performed in China and Camarillo. Our international operations involve a number of risks, including:

•	import-export license requirements, tariffs, taxes and other trade barriers;

•	difficulty in staffing and managing foreign operations;

•	ability to secure credit and funding;

•	difficulty in maintaining an effective system of internal controls at our foreign manufacturing facility;

•	foreign collection problems;

•	foreign exchange exposure

•	reduced protection of intellectual property rights;

•	international unrest and terrorism;

•	political and economic instability; and

•	transportation risks.

Any of the above factors could adversely affect our operating results.

Our operating results could be adversely affected by fluctuations in the value of foreign currencies.

International sales made through our Japanese subsidiary are generally denominated in yen. A weak yen would materially affect total revenue and could result in a decrease in dollar revenue even though sales remained constant or increased. We also contract for most of our large-volume, non-technical manufacturing in China. Although we contract in U.S. dollars, a weakening of the dollar could cause existing contracts to be uneconomic to the vendor and therefore require a renegotiation. Over the past two years, the valuations of many foreign currencies have fluctuated significantly relative to the U.S. dollar. The Japanese yen, in particular, has fluctuated in value due in part to the economic problems experienced by Asian countries and the depreciation of the U.S. dollar. Although we at times engage in currency hedging transactions in order to protect ourselves from risks of Japanese yen currency fluctuations, we cannot assure you that these activities will protect us from such risks.

Newly adopted environmental directives could increase our costs and/or require us to reserve against inventory.

The Restriction on Hazardous Substances Directive (“ROHS”) went into effect in the European Union on July 1, 2006. ROHS limits the use of nine hazardous raw materials in the production of electronic and electrical goods that are sold in the European Union and certain other European countries. Many of these restricted materials are found in our products and in the components we have in our inventory. Many of our OEM customers have implemented ROHS restrictions and are requiring our products to be ROHS-compliant. While we currently believe our inventory reserve is adequate, we may have additional inventory write downs due to ROHS or other similar restrictions implemented by other markets.

A separate EU Directive, Waste Electrical and Electronic Equipment (the “WEEE Directive”), became effective in January of 2007. Under the WEEE Directive, companies that put electrical and electronic equipment on the EU market must register with individual member states, mark their products, submit annual reports, provide recyclers with information about product recycling, and either recycle their products or participate in or fund mandatory recycling schemes. In addition, some EU member states require recycling fees to be paid in advance to ensure funds are available for product recycling at the end of the product’s useful life or de-installation. We have begun to mark our products as required by the WEEE Directive and are actively monitoring initial implementation of the WEEE Directive by the member states. We are responsible for WEEE compliance in the case of direct sales of our products in the EU. Compliance with the WEEE Directive may increase our costs and any failure to comply with the WEEE Directive for which we are responsible could lead to monetary penalties.

Failure to maintain, develop and expand our OEM relationships could cause demand for our products to decrease.

We currently sell our Specialty Components products to OEM customers. If we fail to maintain, develop and expand our relationships with significant OEMs, or if those OEMs are not successful in their marketing and sales efforts, demand for our products may decrease.

Our ability to generate increased revenues also depends significantly on the extent to which our OEM customers develop, promote and sell products that incorporate our technology and products. If our OEM customers do not successfully develop and market products that incorporate our products, sales of our products to our OEM customers would be adversely affected. The extent to which our OEM customers develop, promote and sell our products is based on a number of factors that are largely beyond our ability to control.

Some of our OEM and major retail customers order from us on a “just in time” basis, which requires us to estimate demand for particular products, and many of these products are customer specific.

The agreements or understandings that we reach with some OEM customers specify various terms such as product design and price, but do not constitute firm purchase orders for a specific number of products or components. Some of our OEM and major retail customers place firm purchase orders on a “just in time” basis and expect products or components to be shipped to them as soon as they can be made. Accordingly, our backlog of firm orders can be small in relation to the volume of our sales. In anticipation of customer demand, we may be required to purchase raw materials and components based on estimates of customer demand derived from non-binding information furnished by the customer. If customer purchase orders differ substantially from our estimates, we may accumulate excess inventory that has to be written off. If we underestimate demand, we may be unable to meet customer needs, which could harm our relationship with the customer.

The loss of any significant customer or any cancellation, reduction or delay of a large purchase by a significant customer could reduce our revenue and require us to write down inventory.

The loss of a key Specialty Component OEM customer, or a significant reduction in sales to any such customer, could significantly reduce our revenue below anticipated levels. OEM sales tend to be related to specific products offered by our OEM customers and therefore fluctuate significantly as such products are introduced and discontinued. From time to time, we expect to lose significant revenue streams as the result of OEM product discontinuances and will be required constantly to seek new opportunities with new and existing customers in those segments that we choose to continue to pursue. Because our expense levels are based on our expectations as to future revenue and are, to a large extent, fixed in the short term, a substantial reduction or delay in sales of our products to an OEM customer, the unexpected loss of any significant OEM or other customer, or unexpected returns from customers, could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited, to statements concerning:

•	the anticipated benefits and risks associated with our business strategy;

•	our future operating results and the future value of our Common Stock;

•	our ability to continue to produce technologically advanced products that meet customer and potential customer needs;

•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;

•	our ability to attract customers for our products;

•	the success of any acquisitions and divestitures we may make;

•	our ability to attract and retain qualified technical and management personnel;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the anticipated use of the net proceeds realized from this offering; and

•	the potential for additional issuances of our securities.

Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

RECENT EVENTS

Convertible Note and Warrant Placement

On July 20, 2007, we issued 8% Convertible Notes (each a “Note” and collectively, the “Notes”), in an aggregate principal amount of $5,000,000, and warrants (each a “Warrant” and collectively, the “Warrants”) exercisable for up to 1,984,125 shares of Common Stock in a private placement (the “Financing”) pursuant to an exemption from registration provided by Regulation D under the Securities Act, as amended (the “Securities Act”), and Rule 506 thereunder. The Notes mature on July 19, 2010, and some or all of the outstanding principal balance and unpaid interest may be converted into Common Stock at any time before the maturity date at a conversion price of $1.26 per share (subject to adjustment). Interest on the Notes accrues and is payable semiannually on January 15th or July 15th of each year. The Warrants expire on July 19, 2012, and may be exercised at any time prior to expiration on a cash or cashless basis at an exercise price of $1.51 per share (subject to adjustment). The Company received net proceeds of approximately $4,925,153.00 from the sale of the Notes, which takes into account estimated legal and other fees of $74,847.00 incurred in connection with the Financing.

The conversion price under the Notes and the exercise price under the Warrants are subject to adjustment upon the occurrence of certain events including the issuance of stock dividends to existing Common Stockholders, or a stock split. Also, the holders of Notes and Warrants are entitled to receive the economic benefit of any reorganization, consolidation or merger of Interlink which results in a payment in shares, other securities or property to our Common Stockholders.

In connection with the placement of the Notes and Warrants, we entered into a registration rights agreement dated July 19, 2007 with the selling securityholders under which we agreed to register with the Securities and Exchange Commission (the “SEC”) the Common Stock underlying the Notes and Warrants for resale to the public. The registration rights agreement also provides for payment of liquidated damages by Interlink if (i) the registration statement covering the shares to be registered pursuant to the registration rights agreement is not filed by August 20, 2007, or (ii) after a registration statement is filed with the SEC such registration statement is not declared effective on or prior to October 18, 2007 or (iii) after such registration statement has been declared effective, sales of Common Stock cannot be made pursuant to the registration statement, then in any of these and specified other circumstances enumerated in registration rights agreement, Interlink must pay to each holder of the Notes, Warrants or shares of Common Stock required to be registered an amount equal to 1.5% of the aggregate amount invested by each such investor for each 30 day period (or pro rata portion of such 30 day period) of such delinquency.

For more information concerning the Financing, please see the Company’s Current Report on Form 8-K dated July 23, 2007, which is incorporated herein by reference.

Sale of OEM Remotes and Branded Business Segments

On August 31, 2007, we completed the sale (the “Asset Sale”) of our OEM Remotes and Branded Products business segments to SMK Electronics Corporation, USA (“SMK”) for an aggregate cash purchase price of $11,500,000, subject to certain post-closing price adjustments. Details of this sale are set forth in Current Reports on Form 8-K that we filed with the SEC on August 16, 2007 and September 4, 2007, which are incorporated into this prospectus by reference.

The Asset Sale has enabled us to concentrate our efforts and resources on our two emerging businesses and, in combination with the Financing, have improved our cash position. While we expect losses to continue until we are able to achieve significant growth in revenue, we expect to achieve positive cash flow from operations by the end of fiscal 2008, although operations may again consume cash in future periods as we invest in infrastructure necessary to support future growth.

While these recent events have improved our ability to concentrate on and fund our remaining businesses, the substantial reduction in our revenue base has substantially increased fixed general and administrative costs as a percentage of revenue. Our management is currently engaged in strategic planning to evaluate our opportunities and to structure a strategic plan to maximize the value of these opportunities to the stockholders. We expect that both these recent events and the planning process currently underway will result in significant changes to our business plan and outlook as described in our most recent periodic reports.

Please refer to the section of this prospectus entitled, “Unaudited Pro Forma Consolidated Financial Data” for a presentation of our historical financial statements on a pro forma basis without the OEM Remotes and Branded Products business segments.

USE OF PROCEEDS

Interlink will not receive any proceeds from the sale or other disposition of the shares of Common Stock covered hereby by the selling securityholders or their transferees. We will, however, receive proceeds from any cash exercise of Warrants. We expect to use the proceeds received from the cash exercise of the Warrants, if any, for general working capital purposes.

SELLING SECURITY HOLDERS

The shares covered by this prospectus may be sold or otherwise disposed of from time to time by the selling securityholders listed in the following table or their transferees. Because the selling securityholders may sell all, some or none of their shares, no definitive estimate as to the number of shares that will be held by the selling securityholders after any such sales can be provided. The following table contains information provided to us by the selling securityholders and has been prepared on the assumption that all shares of Common Stock issuable upon (i) the conversion of the entire principal amount of the Notes, (ii) the conversion of accrued and unpaid interest on the Notes for one 6-month period,(1) and (iii) the exercise of the Warrants, will be sold.

Selling Securityholder Name	Number of Shares Beneficially Owned Prior to the Offering	Percent	Number of Shares Offered	Number of Shares Beneficially Owned After the Offering	Percent
Special Situations Fund III Q.P., L.P.(2)	1,225,995	8.5	695,745	530,250	3.9
Special Situations Fund III, L.P.(2)	168,498	1.2	95,373	73,125	**
Special Situations Technology Fund, L.P.(2)	639,813	4.5	363,156	276,657	2.0
Special Situations Technology Fund II, L.P.(2)	4,377,906	27.0	2,483,406	1,894,500	13.8
SRB Greenway Capital, L.P.(3)(4)	260,236	1.9	110,536	149,700	1.1
SRB Greenway Capital (Q.P.), L.P.(3)(4)	2,206,928	15.0	958,513	1,248,415	9.1
SRB Greenway Offshore Operating Fund, L.P.(3)(4)	100,083	**	39,983	60,100	**
Harvest Small Capital Partners, L.P.(5)	575,585	4.1	293,460	282,125	2.1
Harvest Technology Partners, L.P.(5)	68,690	**	58,691	9,999	**
Potomac Capital Partners, LP(6)	970,526	6.9	418,136	552,390	4.0
Potomac Capital International Ltd.(6)	683,316	4.9	299,274	384,042	2.8
Pleiades Investment Partners-R, LP(6)	693,633	4.9	297,471	396,162	2.9

(1)	The number of shares issuable upon conversion of accrued and unpaid cash interest on the Notes was calculated by multiplying the principal amount of each Note by the fixed rate of 8% for one 6-month interest period, and dividing the result by the conversion price of $1.26.

(2)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(3)	BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above.

(4)	Pursuant to an agreement (the “Agreement”) dated October 4, 2006 by and among Steven R. Becker, BCA, SRB Management, L.P., SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P., Tom Thimot and Lawrence S. Barker (collectively, the “Becker Group”) and the Company, the Becker Group terminated its solicitation of proxies in opposition to the Company’s nominees at the 2006 Annual Meeting of the Stockholders, and in exchange, Lawrence S. Barker and Tom Thimot were appointed to the Company’s Board of Directors. The Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 4, 2006.

(5)	JMP Asset Management is the general partner of Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. Joseph Jolson is the Chief Executive Officer of JMP Asset Management. Through his control of JMP Asset Management, Messr. Jolson is the natural person who exercises sole voting and investment control over Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P, including with respect to the shares to be offered, if any, by each of these selling securityholders.

(6)	Paul J. Solit exercises sole voting and investment control over Potomac Capital Partners, LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP, including with respect to the shares to be offered, if any, by each of these selling securityholders.

**	Less than 1%.

PLAN OF DISTRIBUTION

The selling securityholders, which as used in this section includes donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock or interests in shares of Common Stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our Common Stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The registration statement, of which this prospectus is a part, covers shares of the Company’s Common Stock, par value $.00001 per share, that may from time to time be sold by the selling securityholders. As of the date of this prospectus, our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.00001 per share, and 100,000 shares of Preferred Stock, par value $5.00 per share, of which none have been issued. At the time this offering is effective, we will have 13,749,310 shares of Common Stock outstanding held of record by approximately 60 stockholders. The following description summarizes the most important terms of our Common Stock, including limitations on directors’ liability and indemnification. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation and our Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part and to the Delaware General Corporation Law.

Common Stock

Subject to the rights specifically granted to holders of any shares of our Preferred Stock that we may issue in the future, holders of our Common Sock are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our Board of Directors. Holders of our Common Stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of any shares of our Preferred Stock we may issue in the future. Holders of our Common Stock have no preemptive rights to purchase shares of our Common Stock. The issued and outstanding shares of our Common Stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering will be, upon payment of the relevant purchase or exercise price, fully paid and non-assessable. The rights, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our Preferred Stock that we may issue in the future.

Limitations of Directors’ Liability and Indemnification

Our Certificate of Incorporation provides that no director shall be personally liable to Interlink or its stockholders for monetary damages for conduct as a director, provided that the Certificate does not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Delaware General Corporation Law. No amendment to the Delaware General Corporation Law that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission that occurs prior to the effective date of the amendment.

Our Certificate of Incorporation also provides that we must indemnify and hold harmless each of our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law, who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the company), by reason of the fact that such person is or was a director, officer, employee or agent of the company or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the company, or serves or served at the request of the company as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. We must pay for or reimburse the reasonable expenses incurred by any such current or former director or officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person's good faith belief that the person is entitled to indemnification under our Certificate of Incorporation and (ii) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under our certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MARKET FOR REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

As of April 10, 2006, our common stock trades through the OTC market trading system under the symbol “LINK.PK.” Prior to April 10, 2006, our common stock traded on the NASDAQ National Market under the symbol “LINK.” The following table sets forth the high and low closing prices for the common stock as reported on the OTC Bulletin Board and the NASDAQ National Market for the quarters indicated, as applicable. These prices do not include retail markups, markdowns or commissions.

	Low	High
Year ended December 31, 2005
First Quarter	$6.14	$7.09
Second Quarter	5.06	5.80
Third Quarter	5.02	5.50
Fourth Quarter	2.95	3.68

Year ended December 31, 2006
First Quarter	$3.00	$3.54
Second Quarter	2.65	3.48
Third Quarter	2.50	3.15
Fourth Quarter	2.25	3.10

Period Ended June 30, 2007
First Quarter	$2.65	$3.20
Second Quarter	$1.41	$3.15

On October 26, 2007, the closing price of our common stock on the OTC, market trading system was $1.85. As of October 26, 2007 there were approximately 60 stockholders of record of our Common Stock. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of Interlink’s outstanding Common Stock is held of record in broker “street names” for the benefit of individual investors. As of October 26, 2007, there were 13,749,310 shares outstanding.

DIVIDENDS

We have never declared or paid cash dividends on our Common Stock. Payment of any cash dividends will depend on the results of our operations, our financial condition and our capital expenditure plans, as well as other factors our board of directors may consider relevant. We presently intend to retain any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected historical financial data presented below was derived from our consolidated financial statements contained in our annual reports, quarterly reports and other information on file with the SEC. The following selected historical financial data should be read in conjunction with our audited consolidated financial statements, our unaudited consolidated financial statements, the notes accompanying such financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated by reference in this prospectus.

	Year Ended December 31,					Six Months Ended June 30, (Unaudited)
	2006(3)	2005	2004	2003	2002	2007	2006
	(in thousands, except per-share data)
Consolidated Statement of Operations Data:
Revenues	$36,238	$38,239	$35,406	$31,042	$25,042	$16,891	$17,048
Cost of revenues	25,966	30,181	24,811	19,676	16,959	11,655	11,402

Gross profit	10,272	8,058	10,595	11,366	8,083	5,236	5,646
Operating expenses:
Product development and research	5,547	4,586	4,158	3,418	3,336	2,294	2,839
Selling, general and administrative	16,622	11,733	10,238	8,172	7,457	7,568	9,147

Total operating expenses	22,169	16,319	14,396	11,590	10,793	9,862	11,986

Operating loss	(11,897)	(8,261)	(3,801)	(224)	(2,710)	(4,626)	(6,340)

Other income (expense):
Minority interest	—	—	—	—	68	—	—
Interest income (expense), net	281	162	15	(44)	(132)	(8)	234
Other income (expense), net	(14)	(95)	17	48	(23)	(12)	(39)

Total other income (expense)	267	67	32	4	(87)	(20)	195

Loss before provision for income tax expense	(11,630)	(8,194)	(3,769)	(220)	(2,797)	(4,646)	(6,145)
Provision for income tax expense(2)	126	111	—	28	1,301	52	79

Net loss	$(11,756)	$(8,305)	$(3,769)	$(248)	$(4,098)	$(4,698)	$(6,224)

Loss per share-basic and diluted(1)(2)	$(.85)	$(0.61)	$(0.31)	$(0.02)	$(0.42)	$(0.34)	$(0.45)
Weighted average shares-basic and diluted(1)	13,761	13,721	11,972	10,339	9,766	13,749	13,760

	December 31,					Six Months Ended June 30, (Unaudited)
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per-share data)
Consolidated Balance Sheet Data:
Working capital	$14,753	$22,952	$30,455	$18,873	$16,414	$11,864	$18,674
Total assets	24,355	33,171	39,948	25,582	21,766	20,350	27,326
Short-term debt	152	154	491	706	933	73	165
Long-term debt	—	154	405	1,010	1,401	—	81
Stockholders’ equity	16,864	24,272	32,091	19,370	16,300	13,807	20,181

(1)	As adjusted for the three-for-two stock split effected as a stock dividend to stockholders of record on March 20, 2000.

(2)	Adjustments to provisions for income tax expense during these periods have fluctuated due to the deferred tax asset valuation allowance. This has affected the comparability of net loss and loss per share amounts.

(3)	Includes $4.2 million of expenses related to the adoption of FAS123(R).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 and unaudited pro forma consolidated balance sheet as of June 30, 2007 give effect to changes in our financial position and operating results directly attributable to the Asset Sale, which closed on August 31, 2007, described above in the “Recent Events” section.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 give effect to the Asset Sale as if it had been completed as of January 1, 2006. Management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial data. The unaudited pro forma financial data may not be indicative of the results that would have occurred if the Asset Sale had occurred as of January 1, 2006, as applicable, or which may be obtained in the future. All other assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial data.

The unaudited pro forma financial data should be read in conjunction with our audited consolidated financial statements, our unaudited consolidated financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated by reference in this prospectus, and the “Selected Historical Consolidated Financial Data” and “Recent Events” sections above.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2007

(in thousands, except par value)

	Historical	Pro Forma Adjustments	Pro Forma Results
Assets
Current assets:
Cash and cash equivalents	$1,983	$—	$1,983
Accounts receivable, less allowance for doubtful accounts and product returns of $540 at June 30, 2007	5,950	(2,240)	3,710
Inventories, net	9,724	(3,077)	6,647
Prepaid expenses and other current assets	660	—	660
Assets of discontinued operations	—	5,317	5,317

Total current assets	18,317	—	18,317

Property and equipment, net	1,576	(494)	1,082
Patents and trademarks, net	213	(88)	125
Other assets	244	—	244
Assets of discontinued operations	—	582	582

Total assets	$20,350	$—	$20,350

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable	$73	$—	$73
Short term borrowings	1,500	—	1,500
Accounts payable and accrued liabilities	2,243	(665)	1,578
Accrued payroll and related expenses	2,513	—	2,513
Deferred revenue	124	—	124
Liabilities of discontinued operations	—	665	665

Total current liabilities	6 ,453	—	6,453

Contingencies
Stockholders’ equity:
Preferred stock, $5.00 par value (100 shares authorized, none issued and outstanding)
Common stock, $0.00001 par value (50,000 shares authorized, 13,749 shares issued and outstanding at June 30, 2007	56,715	—	56,715
Accumulated other comprehensive loss	(543)	—	(543)
Accumulated deficit	(42,275)	—	(42,275)

Total stockholders’ equity	13,897	—	13,897

Total liabilities and stockholders’ equity	$20,350	$—	$20,350

Unaudited Pro Forma Consolidated Statement of Operations

For the six months ended June 30, 2007

(in thousands, except par value)

	Historical	Pro Forma Adjustments	Pro Forma Results
Revenues	$16,891	$(8,886)	$8,005
Cost of revenues	11,655	(6,768)	4,887

Gross profit	5,236	(2,118)	3,118

Operating expenses:
Product development and research	2,294	(360)	1,934
Selling, general and administrative	7,568	(1,962)	5,606

Total operating expenses	9,862	(2,322)	7,540

Operating loss	(4,626)	204	(4,422)
Other income (expense):
Interest income, net	(8)	—	(8)
Other expense, net	(12)	—	(12)

Total other income (expense), net	(20)	—	(20)

Loss before provision for income taxes	(4,646)	204	(4,442)
Provision for income taxes	52	0	52

Loss from continued operations, net of tax	(4,698)	204	(4,494)
Income (loss) from discontinued operations, net of tax	—	(204)	(204)

Net loss	$(4,698)	$—	$(4,698)

Loss per share from discontinued operations, net of tax-basic and diluted	$—	$(0.01)	$(0.01)

Loss per share-basic and diluted	$(0.34)	$(0.34)	$(0.34)

Weighted average shares-basic and diluted	13,749	13,749	13,749

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2006

(in thousands, except par value)

	Historical	Pro Forma Adjustments	Pro Forma Results
Revenues	$36,238	$(20,653)	$15,585
Cost of revenues	25,966	(16,219)	9,747

Gross profit	10,272	(4,434)	5,838

Operating expenses:
Product development and research	5,547	741	4,806
Selling, general and administrative	16,622	4,026	12,596

Total operating expenses	22,169	4,767	17,402

Operating loss	(11,897)	333	(11,564)

Other income (expense):
Interest income, net	281	—	281
Other expense, net	(14)	—	(14)

Total other income (expense), net	267	—	267

Loss before provision for income taxes	(11,630)	333	(11,297)
Provision for income taxes	126	(2)	124

Loss from continued operations, net of tax	(11,756)	335	(11,421)

Income (loss) from discontinued operations, net of tax	—	(335)	(335)

Net loss	$(11,756)	$—	$(11,756)

Loss per share from discontinued operations, net of tax-basic and diluted	$—	$(0.02)	$(0.02)

Loss per share-basic and diluted	$(0.85)	$—	$(0.85)

Weighted average shares-basic and diluted	13,761	13,761	13,761

Notes to the Unaudited Pro Forma Consolidated Financial Statements

1. General

The accompanying unaudited pro forma consolidated financial statements as of June 30, 2007 and for the twelve months ended December 31, 2006 and for the six months ended June 30, 2007 have been prepared in a manner consistent with the guidelines of Statement of Financial Accounting Standard 144—“Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Certain assumptions were used in preparing these pro forma financial statements. These assumptions allowed for a fair and accurate presentation of the represented financial statements in accordance with SFAS 144.

The Pro Forma Adjustments (“Adjustments”) column presented in the balance sheet and statement of operations in these Pro Forma Financial Statements represents amounts directly attributable to the Asset Sale, which closed on August 31, 2007 and is described above in the “Recent Events” section on page 13 of this prospectus. The Adjustments on the consolidated balance sheet affected accounts receivable, inventory, patents and trademarks and accounts payable. Each of these balance sheet adjustments were determined by calculating the amounts in each of these lines items that was related to the assets that were sold as per the terms of the terms of the Asset Sale as if the sale occurred as of June 30, 2007.

The Adjustments for the statement of operations for the year ended December 31, 2006 represents those revenues and costs directly related to the Asset Sale assuming the sale occurred on January 1, 2006. For the statement of operations, for the six months ended June 30, 2007, the Adjustments represent the Asset Sale as if it occurred on January 1, 2007.

The Company received approximately $11.5 million in proceeds from the Asset Sale and expects to record a gain in the third quarter of 2007.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 26, 2007, except as otherwise indicated, with respect to the beneficial ownership of the common stock by (i) each person, or group of affiliated persons, who is known by us to be the beneficial owner of more than five percent of the common stock; (ii) each of the directors; (iii) each of the named executive officers; and (iv) all of the Company’s named executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of October 26, 2007 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for purposes of computing the percentage of any other person. Except as otherwise noted, the address for each person or entity named below is: c/o Interlink Electronics, 546 Flynn Road, Camarillo, California 93012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent Of Class
E. Michael Thoben, III	602,431	(2)	4.2%
Charles C. Best	123,194	(3)	*
Michael W. Ambrose	239,461	(4)	1.7%
George Gu	304,896	(5)	2.2%
Merritt M. Lutz	36,249	(6)	*
John A. Buckett, II	51,249	(7)	*
Edward Hamburg	12,498	(8)(9)	*
Tom Thimot	2,499	(10)	*
Lawrence S. Barker	2,499	(10)	*
All executive officers and directors as a group (9 people)	1,374,976	(11)	9.3%
Austin W. Marxe David M. Greenhouse 527 Madison Avenue, Suite 2600 New York, NY 10022	6,316,197	(12)	41.2%
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	1,103,575	(13)	8.0%
Potomac Capital Management LLC Paul J. Solit	2,320,689	(14)	16.7%
825 Third Avenue, 33rd Floor New York, NY 10022
Steven R. Becker 330 Crescent Court, Suite 1111 Dallas, TX 75201	2,537,975	(15)	15.7%

*	Less than 1%

(1)	Except as modified by applicable community property laws or as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder’s name.
(2)	Consists of 42,259 shares of Common Stock and options to purchase 560,172 shares of Common Stock.

(3)	Consists of options to purchase 123,194 shares of Common Stock

(4)	Consists of 7,500 shares of Common Stock and options to purchase 231,961 shares of Common Stock.

(5)	Includes 282,398 shares of Common Stock held by Force Sensor Investment Corporation, which is owned by Mr. Gu’s family, and options granted to Mr. Gu to purchase 22,498 shares of Common Stock.

(6)	Consists of 13,751 shares of Common Stock and options to purchase 22,498 shares of Common Stock.

(7)	Consists of 6,251 shares of Common Stock and options to purchase 44,998 shares of Common Stock.

(8)	Consists of 12,498 options to purchase shares of Common Stock.

(9)	Elected to the Board on May 10, 2006

(10)	Elected to the Board on October 18, 2006. Consists of options to purchase 2,499 shares of Common Stock

(11)	Consists of 352,159 shares of Common Stock and options to purchase 1,022,817 shares of Common Stock.

(12)	Consists of (i) 451,587 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 225,794 shares of Common Stock held by Special Situations Fund III QP, L.P., (ii) 61,904 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 30,952 shares of Common Stock held by Special Situations Fund III, L.P., (iii) 235,714 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 117,857 shares of Common Stock held by Special Situations Fund Technology Fund, L.P. and (iv) 1,611,904 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 805,952 shares of Common Stock held by Special Situations Technology Fund II, L.P. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(13)	Based solely on the Schedule 13G dated January 22, 2007.

(14)	Consists of (i) 271,400 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 135,700 shares of Common Stock held by Potomac Capital Partners, LP, (ii) 193,080 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 96,540 shares of Common Stock held by Potomac Capital International Ltd., and (iii) 194,250 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 97,125 shares of Common Stock held by Pleiades Investment Partners-R, LP. Paul J. Solit, exercises sole voting and investment control over Potomac Capital Partners, LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP.

(15)	Consists of (i) 71,746 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 35,873 shares of Common Stock held by SRB Greenway Capital, L.P., (ii) 622,142 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 311,071 shares of Common Stock held by SRB Greenway Capital (Q.P.), L.P., and (iii) 25,952 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of October 26, 2007 to acquire 12,976 shares of Common Stock held by SRB Greenway Offshore Operating Fund, L.P. BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mssr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

There were no transactions in 2006, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeded $120,000, and in which any related person had or will have a direct or indirect material interest.

The Company’s Process for Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee reviews all transactions with related persons, as defined in Item 404 of SEC Regulation S-K, or in which a related person has a direct or indirect interest and, after reviewing the related person’s interest in the transaction and the material facts, determines whether to ratify or approve the transaction, which transaction may only be ratified or approved if the Committee determines the transaction is fair to the Company or otherwise in the interest of the Company.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for Interlink and the selling securityholders by Stoel Rives, LLP, Portland, Oregon.

EXPERTS

The financial statements and schedules incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. We have also filed a registration statement on Form S-1 under the Securities Act with respect to the offering of Common Stock. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our Common Stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You may read and copy the registration statement, such reports and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov and at our website at http://www.interlinkelectronics.com. Information and other content contained on or linked from our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The following documents filed with the SEC are incorporated by reference into this prospectus:

•	Our Current Report on Form 8-K, filed with the SEC on October 26, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on October 18, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on October 4, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on September 26, 2007

•	Our Current Report on Form 8-K, filed with the SEC on September 4, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on August 26, 2007;

•	Amendment No. 1 to our Current Report on Form 8-K, filed with the SEC on August 24, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on August 16, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 14, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on July 23, 2007; and

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on April 30, 2007.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, Interlink Electronics, Inc., 546 Flynn Road, Camarillo, California 93012, (805) 484-8855.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

PROSPECTUS

6,113,744 Shares of Common Stock

Offered by Selling Securityholders

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following are the expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Company. Other than the SEC registration fee all of such expenses are estimated.

SEC Registration fee	$347
Printing expenses	$2,000	*
Accounting fees and expenses	$40,000	*
Legal fees and expenses	$30,000	*
Miscellaneous other expenses	$2,500	*

Total	$74,847	*

*	Estimated

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers on terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. As permitted by the DGCL, our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for conduct as a director, except for any act or omission for which such elimination of liability is not permitted under the DGCL. Our Bylaws deny the directors and others the right to indemnification for liability (i) for any breach of the director’s duty of loyalty to Interlink or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the DGCL, our Certificate and Bylaws also provide that (i) we may indemnify our other employees and agents as set forth in the DGCL, (ii) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions and (iii) the rights conferred in our Bylaws are not exclusive. There is currently no litigation, pending or otherwise, regarding which indemnification is currently or has previously been sought. The indemnification provisions in our Certificate and Bylaws may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the DGCL, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

15. Recent Sales of Unregistered Securities

The information presented below describes sales and issuances of securities by the Registrant since June 30, 2004. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses. Unless otherwise indicated below, the consideration for all such sales and issuances, other than issuances of stock options, was cash.

(1)	Since June 30, 2004, the Registrant has issued to directors, offices and employees options to purchase approximately 3,250,100 shares of Common Stock under Registrant’s 1996 Stock Incentive Plan at exercise prices ranging from $2.25 to $7.98 per share.

(2)	On July 20, 2007, the Registrant issued 8% Convertible Notes to accredited investors in an aggregate amount of $5,000,000 and warrants exercisable for up to 1,984,125 shares of Common Stock.

* * * * *

The issuances of securities in the transactions described in paragraph 1 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The issuances of securities in the transactions described in paragraph 2 were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 506 of Regulation D thereunder in that such sales were to purchasers who represented that they were accredited investors as defined under the Securities Act. None of the foregoing transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. No underwriters were involved in the foregoing sales of securities.

Item 16.	Exhibits and Financial Statement Schedules

The exhibits listed on the Exhibit Index to this registration statement are hereby incorporated by reference.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(a) include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) include any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Camarillo, State of California, on October 31, 2007.

INTERLINK ELECTRONICS, INC.
By:	/s/ CHARLES C. BEST
Charles C. Best
Chief Financial Officer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints E. Michael Thoben, III and Charles C. Best, and each of them, his or her attorneys-in-fact and agents, each with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that any of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on October 31, 2007 on behalf of the registrant and in the capacities indicated:

Signatures	Title

/s/ E. MICHAEL THOBEN, III E. Michael Thoben, III	President and Chief Executive Officer (Principal Executive Officer)

/s/ CHARLES C. BEST Charles C. Best	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

/s/ GEORGE GU* George Gu	Director

/s/ MERRITT M. LUTZ* Merritt M. Lutz	Director

/s/ JOHN A. BUCKETT, II* John A. Buckett, II	Chairman and Director

/s/ EDWARD HAMBURG* Edward Hamburg	Director

/s/ LARRY BARKER* Larry Barker	Director

/s/ TIMOTHY THIMOT* Timothy Thimot	Director

* By:	/s/ CHARLES C. BEST
Charles C. Best, attorney in fact

Exhibit Index.

The following exhibits are filed herewith or incorporated by reference as indicated below:

3.1	Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000).

3.2	Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated September 26, 2007).

5.1	Legal Opinion of Stoel Rives LLP

10.1*	1996 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000).

10.2*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).

10.3*	Form of Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).

10.4	Lease Agreement dated August 15, 1998 to lease premises in Camarillo, California (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998), as amended by the First Amendment to Lease dated July 23, 2003 between Mobile Park Investment, Inc. and the Registrant, as amended by the Second Amendment to Lease dated January 23, 2004 between Mobile Park Investment, Inc. and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003), as amended by the Third Amendment to Lease dated October 14, 2004 between Mobile Park Investment, Inc. and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004), as amended by the Fourth Amendment to Lease dated March 24, 2005 between Mobile Park Investment, Inc. and the Registrant.

10.5	Pledge Agreement between Paul D. Meyer and the Registrant dated May 1, 2001 (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.6	Secured Promissory Note of Paul D. Meyer, as Borrower, in the amount of $42,892 dated as of May 1, 2001, in favor of the Registrant (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.7	First Amendment to Secured Promissory Note dated June 11, 2002 between the Registrant Paul D. Meyer (incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.8	Pledge Agreement between Paul D. Meyer and the Registrant dated June 11, 2001 (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.9	Secured Promissory Note of Paul D. Meyer, as Borrower, in the amount of $132,109 dated as of June 11, 2001, in favor of the Registrant (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.10	First Amendment to Secured Promissory Note dated June 11, 2002 between the Registrant, E. Paul D. Meyer (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.11	Agreement, dated October 4, 2006, by and between the Registrant, Steven R. Becker, BC Advisors, LLC, SRB Management, L.P., SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P., Tom Thimot and Lawrence S. Barker (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 4, 2006).

10.12	Form of Purchase Agreement (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K dated July 23, 2007).

10.13	Form of 8% Convertible Note (incorporated by reference to Exhibit 10.12 to the Registrant’s Current Report on Form 8-K dated July 23, 2007).

10.14	Form of Warrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 8-K dated July 23, 2007).

10.15	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.14 to the Registrant’s Current Report on Form 8-K dated July 23, 2007).

10.16	Loan and Security Agreement, dated December 19, 2006, by and between Interlink Electronics, Inc. and Silicon Valley Bank (previously filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 13, 2007).

10.17	First Amendment to Loan and Security Agreement, dated April 6, 2007, by and between Interlink Electronics, Inc. and Silicon Valley Bank (previously filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 13, 2007).

10.18	Second Amendment to Loan and Security Agreement, dated July 18, 2007, by and between Interlink Electronics, Inc. and Silicon Valley Bank (previously filed as Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on August 13, 2007).

10.19	Third Amendment to Loan and Security Agreement, dated August 15, 2007, by and between Silicon Valley Bank and Interlink, Electronics, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated August 16, 2007).

10.20*	Transition Letter Agreement by and between Interlink Electronics, Inc. and E. Michael Thoben, III, dated September 28, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 4, 2007).

10.21*	Employment and Severance Agreement by and between Interlink Electronics, Inc. and E. Michael Thoben, III, dated September 28, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 4, 2007).

10.22*	Change in Control Agreement by and between Interlink Electronics, Inc. and Charles C. Best, dated September 28, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 4, 2007).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006).

23.1	Consent of BDO Seidman, LLP.

24.1	Power of Attorney (see signature page).

*	Management contract or compensatory plan or arrangement